                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         Phillips-Van Heusen Corporation
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   718592 10 8
                                   ------------
                                 (CUSIP Number)

                               Morris Orens, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                           --------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 12, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 13 Pages
                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Apax Partners Europe Managers Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/      (b) / /

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 13,809,519
      REPORTING         ----- --------------------------------------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              0
                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              13,809,519
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,809,519
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Apax Europe V GP Co. Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/     (b) / /

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Guernsey
----------------------- ----- --------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          ----- --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               13,809,519
         EACH           ----- --------------------------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON WITH              0
                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              13,809,519
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,809,519
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.2%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 718592 10 8

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Apax Managers, Inc.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/     (b) / /

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) / /
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                4,047,617
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 0
      REPORTING         ----- --------------------------------------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              4,047,617
                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,047,617
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.7%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Phillips-Van Heusen Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Madison Avenue, New York, New York 10016.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Apax Partners Europe Managers Limited ("Apax Europe Managers"), Apax Europe V GP Co. Limited ("Apax Europe V GP") and Apax Managers, Inc. ("Apax Managers" and, together with Apax Europe Managers and the Apax Europe V GP, the "Filing Persons").(1)

         Apax Europe Managers is a company organized under the laws of England the purpose of which is to serve as the discretionary investment manager of the Europe V Funds (as defined below). Apax Europe V GP is a Guernsey company the purpose of which is to act as the general partner of Apax Europe V GP, L.P. (the "General Partner of the Europe V Funds"). The General Partner of the Europe V Funds is a Delaware limited partnership the purpose of which is to act as the general partner of certain private equity funds, including: (i) Apax Europe V-A, L.P., a Delaware limited partnership ("Europe V-A"), (ii) Apax Europe V-B, L.P., an English limited partnership ("Europe V-B"), (iii) Apax Europe V C GmbH & Co. KG, a German limited partnership ("Europe V-C"), (iv) Apax Europe V-D, L.P., an English limited partnership ("Europe V-D"), (v) Apax Europe V-E, L.P., an English limited partnership ("Europe V-E"), (vi) Apax Europe V-F, C.V., a Dutch limited partnership ("Europe V-F"), (vii) Apax Europe V-G, C.V., a Dutch limited partnership ("Europe V-G"), (viii) Apax Europe V-1, L.P., an English limited partnership ("Europe V-1"), and (ix) Apax Europe V-2, L.P., an English limited partnership ("Europe V-2" and, together with Europe V-A, Europe V-B, Europe V-C, Europe V-D, Europe V-E, Europe V-F, Europe V-G and Europe V-1, the "Europe V Funds"). The principal business address of Apax Europe Managers is 15 Portland Place, London, England W1B 1PT, United Kingdom. The principal business address of each of Apax Europe V GP, the General Partner of the Europe V Funds and the Europe V Funds is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GY1 3ZD.

         Apax Managers is a New York corporation the purpose of which is to act as the general partner of Apax Excelsior VI Partners, L.P. (the "General Partner of the Excelsior VI Funds"). The General Partner of the Excelsior VI Funds is a Delaware limited partnership the purpose of which is to act as the general partner of certain private equity funds, including: (i) Apax Excelsior VI, L.P., a Delaware limited partnership ("Excelsior VI"), (ii) Apax Excelsior VI-A C.V., a Dutch limited partnership ("Excelsior VI-A"), (iii) Apax Excelsior VI-B C.V., a Dutch limited partnership ("Excelsior VI-B"), and (iv) Patricof Private Investment Club III, L.P., a Delaware limited partnership ("Patricof Private Investment Club III" and, together with Excelsior VI, Excelsior VI-A and Excelsior VI-B, the "Excelsior VI Funds"). The principal business address of each of Apax Managers, the General Partner of the Excelsior VI Funds and the Excelsior VI Funds is 445 Park Avenue, New York, New York 10022.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe Managers are set forth in Schedule A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe V GP are set forth in

--------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Act.

                                                              Page 6 of 13 Pages


Schedule B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Managers are set forth in Schedule C hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of (w) the Purchasers (as defined below), (x) the General Partners of the Funds (as defined below), or (y) the persons listed on Schedules A, B or C hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

         The General Partner of the Europe V Funds and the General Partner of the Excelsior VI Funds are referred to herein collectively as the "General Partners of the Funds." The Europe V Funds and the Excelsior VI Funds are referred to herein collectively as the "Purchasers."

         The Filing Persons have entered into a Joint Filing Agreement, dated as of February 12, 2003, a copy of which is attached hereto as Exhibit 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 12, 2003 (the "Closing Date"), pursuant to a Securities Purchase Agreement, dated as of December 16, 2002, by and among the Company, Lehman Brothers Inc. and the Purchasers (the "Purchase Agreement"), the Purchasers purchased 10,000 shares (the "Series B Shares") of Series B Convertible Preferred Stock of the Company (the "Series B Stock") for an aggregate purchase price of $250,000,000 in cash. In addition, on the Closing Date, pursuant to a Term Loan Agreement, dated as of December 16, 2002 as subsequently amended on the Closing Date, by and among the Company, the Purchasers and Apax Managers, the Purchasers provided the Company with a loan in the amount of $125,000,000, $100,000,000 of which will be provided on the Closing Date and $25,000,000 of which will be provided at the option of the Company at any time prior to June 30, 2003. The loan (w) is secured, (x) matures in two years and (y) bears interest at a rate of 10% per annum for the first year and at 15% per annum for the second year.

         The funds used by the Purchasers to purchase the Series B Shares were obtained by such entities from capital contributions by their respective partners.

         None of the General Partners of the Funds, the Filing Persons or the individuals listed on Schedules A, B or C hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Purchasers and have made capital contributions to any of the Purchasers.

ITEM 4.  PURPOSE OF TRANSACTION.

GENERAL

         The purpose of the acquisition of the Series B Shares by the Purchasers pursuant to the Purchase Agreement was to acquire a significant equity interest in the Company and to provide the Company with financing for the Company's acquisition of Calvin Klein, Inc. and its affiliates.

         The Purchase Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

                                                              Page 7 of 13 Pages

CERTIFICATE OF DESIGNATIONS

         On the Closing Date, the Company filed the Certificate of Designations governing the Series B Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware and issued to the Purchasers the Series B Shares having the terms set forth in the Certificate of Designations. The following discussion provides a description of certain provisions of the Certificate of Designations that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

         Rank. The Series B Stock ranks, as to dividends and upon Liquidation (as defined below), senior and prior to the Common Stock, the Company's Series A Cumulative Participating Preferred Stock and to all other classes or series of stock issued by the Company. All equity securities of the Company to which the Series B Stock ranks prior, with respect to dividends and upon Liquidation, including, without limitation, the Common Stock and the Series A Stock, are collectively referred to herein as "Junior Securities." The Company is prohibited from having or creating any class of stock ranking on parity with, or senior to, the Series B Stock, without the affirmative vote of the holders of a majority of the Series B Shares, voting separately as a class.

         Dividends. The holders of the Series B Shares are entitled to receive cash dividends at the rate of 8% per annum (the "Dividend Rate") of the Series B Issue Price (as defined below). Dividends are cumulative and compound at the Dividend Rate as of each Dividend payment date. Dividends with respect to any quarter may be paid in cash at the discretion of the board of directors of the Company (the "Board") on the related Dividend payment date (hereinafter referred to as the "Dividends"). Dividends not so paid in cash may not be paid in cash until (i) Liquidation as part of the Liquidation Preference (as defined below) or (ii) the Series B Shares have been redeemed.

         Liquidation. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation"), the holders of the Series B Shares will be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) $25,000 per Series B Share, representing the liquidation preference per Series B Share (as adjusted for any combinations, divisions or similar recapitalizations affecting the shares of Series B Stock) (the "Series B Issue Price"), plus (ii) all accrued and unpaid Dividends on such Series B Share to such date (together with the Series B Issue Price, the "Liquidation Preference"). If upon Liquidation, the assets to be distributed among the holders of Series B Stock will be insufficient to permit payment in full to the holders of Series B Stock of the Liquidation Preference, then the entire assets of the Company will be distributed ratably among such holders in proportion to the full respective Liquidation Preference to which they are entitled.

         Voting. On all matters put to a vote to the holders of Common Stock, each holder of Series B Shares is entitled to the number of votes equal to the number of shares of Common Stock into which such Series B Shares could be converted.

         Board Representation. For so long as at least sixty-five percent (65%) of the Series B Shares issued on the Closing Date remain outstanding, the holders of the Series B Stock, voting as a separate series, are entitled to elect three (3) directors of the Company ("Series B Designees"); (B) if more than thirty-five percent (35%) but less than sixty-five percent (65%) of the shares of Series B Stock issued on the Closing Date remain outstanding, the holders of the Series B Stock, voting as a separate series, will be entitled to elect two (2) Series B Designees; and (C) if more than ten percent (10%) but less than thirty-five percent (35%) of the shares of Series B Stock issued on the Closing Date remain outstanding, the holders of the Series B Stock, voting as a separate series, will be entitled to elect one (1) Series B Designee.

                                                              Page 8 of 13 Pages

         Conversion. Each Series B Share is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of (x) the Liquidation Preference of such Series B Share being converted divided by the conversion price per Series B Share. The initial conversion price per Series B Share is $14.00 and is subject to adjustment from time to time as provided in the Certificate of Designations.

         Redemption. On or after the later of (A) the sixth month anniversary of the Refinancing (as defined in the Certificate of Designations), or (B) November 1, 2008, the holders holding a majority of the Series B Shares have the right to require the Company to redeem all or any portion of the Series B Stock owned by such holder or holders at a price per share equal to one hundred percent of the Liquidation Preference.

         Protective Provisions. For so long as any of the Series B Shares are outstanding, the Company will not, without first obtaining the written consent or affirmative vote of holders of at least a majority of the Series B Shares then outstanding, voting separately as a class, take any action with respect to any of the following matters: (i) materially amend, alter, repeal, impair or change, in any respect, the rights, preferences, powers, privileges, restrictions, qualifications or limitations of the Series B Stock; (ii) authorize, establish, create or issue any additional series of preferred stock or any other new class or series of equity securities or any securities convertible into equity securities of the Company, in each case which would have a preference over, or be on a parity with, the Series B Stock with respect to dividends or upon Liquidation; (iii) authorize or agree to authorize any increase in the number of Series B Shares or issue any additional Series B Shares; (iv) amend, alter or repeal any provision of the Company's Certificate of Incorporation or bylaws which would adversely affect any right, preference, privilege or voting power of the Series B Stock or the holders thereof; (v) increase the number of directors of the Company above fourteen (14); (vi) incur or assume Indebtedness (as defined in the Certificate of Designations), on a consolidated basis, to an amount that exceeds 4.5 times the Consolidated EBITDA (as defined in the Certificate of Designations) of the Corporation; (vii) except for the Dividends, declare or pay any dividends (other than dividends payable solely in shares of its Common Stock) on or declare or make any other distribution, purchase, redemption or acquisition, directly or indirectly, on account of any shares of the Company's preferred stock or Common Stock now or hereafter outstanding; provided, however, that the Company is permitted to: (A) purchase shares of Common Stock held by former employees of the Company, provided, that such purchase occurs within 120 days of the date on which such employee's employment with the Company ceased, and the aggregate amount of such purchases do not exceed $5,000,000 in any 12 month period, (B) pay or declare cash dividends on the shares of Common Stock in the same aggregate amount as was paid in fiscal 2002, (C) declare or pay cash dividends on the shares of Common Stock in excess of the 2002 aggregate amount, provided, that such cash dividends do not exceed the average percentage of net income which dividends paid on the Common Stock for the preceding three fiscal years; and (viii) redeem all of the issued and outstanding Rights.

         The foregoing description of the Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designations, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

INVESTORS' RIGHTS AGREEMENT

         On the Closing Date, the Company and the Purchasers entered into the Investors' Rights Agreement (the "Investors' Rights Agreement"). The following discussion provides a description of certain relevant provisions of the Investors' Rights Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13 D promulgated under the Act.

                                                              Page 9 of 13 Pages

         Key Committees. For so long as any Series B Designee is a Director, the Holders (as defined in the Investors' Rights Agreement) may require that at least one Series B Designee be appointed, subject to compliance with applicable law, to each or any of the following committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Executive Committee; (iv) the Nominating Committee; and (v) any other committee performing similar functions of any of the foregoing committees.

         Right to Participate in Sale and Third-Party Bid. Any Holder that beneficially owns in excess of 10% of the voting securities of the Company will be given the reasonable opportunity to participate in any bidding process in connection with a Sale (as defined in the Investors' Rights Agreement) or Third-Party Bid (as defined in the Investors' Rights Agreement).

         Purchase Rights. For so long as at least 50% of the originally issued Series B Shares remain outstanding, prior to the issuance or sale of any shares of voting securities or derivative securities of the Company (other than Excluded Shares (as defined in the Investors' Rights Agreement)), the Company will first give to each Holder holding Series B Shares the opportunity to purchase its ratable portion of such securities.

         Restrictions. The Investors' Rights Agreement contains certain restrictions on the Holders ability to (i) acquire (A) beneficial ownership of any voting securities, derivative securities or any other securities of the Company, or (B) the Company or any of its subsidiaries or all or substantially all of the assets of the Company or any of its subsidiaries; (ii) engage in any "solicitation" (within the meaning of Rule 14a-1 under the Act) of proxies or consents relating to the election of directors with respect to the Company, or become a "participant" in any "election contest" (within the meaning of the Act) seeking to elect directors not nominated by the Board; (iii) induce or attempt to induce any other person to initiate any stockholder proposal to seek election to or seek to place a representative on the Board or seek the removal of any member of the Board; (iv) deposit any voting securities, derivative securities or any other securities of the Company in any voting trust or similar arrangement (v) form or join in the formation of a 13D Group (as defined in the Investors' Rights Agreement) with respect to any voting securities; and (vi) sell, assign, transfer, pledge, hypothecate, grant any option with respect to or otherwise dispose of any interest in any voting securities of the Company.

         Termination. The Investors' Rights Agreement may be terminated by the Purchasers at any time when the Purchasers beneficially own in the aggregate less than 10% of the total voting power of the Company.

         The foregoing description of the Investors' Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Investors' Rights Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

RIGHTS AGREEMENT AMENDMENT

         In connection with the transactions contemplated by the Purchase Agreement, the Board approved Amendment No. 5, dated as of February 12, 2003, to the Rights Agreement, dated as of June 10, 1986, as amended (the "Rights Agreement"), between the Company and The Bank of New York (successor to The Chase Manhattan Bank, N.A., as rights agent). This amendment made the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Purchase Agreement.

                                                             Page 10 of 13 Pages

OTHER PLANS AND PROPOSALS

         Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Act. Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (x) the restrictions contained in the Transaction Documents (as defined in the Purchase Agreement) and (y) any applicable limitations imposed on the sale of any of their securities of the Company by the Securities Act of 1933, as amended (the "Securities Act"), or other applicable law, to (i) purchase securities of the Company, (ii) sell or transfer securities of the Company beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Purchasers to distribute in kind to their respective partners securities of the Company. To the knowledge of each Filing Person, each of (w) the Purchasers,
(x) the General Partners of the Funds and (y) the persons listed on Schedules A, B or C hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the Closing Date, each of Apax Europe Managers and Apax Europe V GP may be deemed to beneficially own an aggregate of 13,809,519 shares of Common Stock, representing in the aggregate approximately 33.2% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, which are represented by 7,733.33332 Series B Shares acquired by the Europe V Funds pursuant to the Purchase Agreement.

         As of the Closing Date, Apax Managers may be deemed to beneficially own an aggregate of 4,047,617 shares of Common Stock, representing in the aggregate approximately 12.7% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, which are represented by 2,266.66668 Series B Shares acquired by the Excelsior VI Funds pursuant to the Purchase Agreement.

         The number of Series B Shares acquired by each of the Purchasers pursuant to the Purchase Agreement, the number of shares of Common Stock that such Series B Shares are convertible into and the percentage of the outstanding Common Stock such shares represent are set forth in Schedule D hereto and are incorporated herein by reference.(2)

         None of the Filing Persons or, to the knowledge of the Filing Persons,
(w) the Purchasers, (x) the General Partners of the Funds and (y) the persons listed on Schedules A, B or C hereto beneficially owns any shares of Common Stock other than as set forth herein.

         (b) Each of Apax Europe Managers (who is responsible for making all investment and management decisions for the Europe V Funds) and Apax Europe V GP shares the power to vote or direct the vote and to dispose or to direct the disposition of all 13,809,519 shares of Common Stock deemed beneficially owned by it.

-----------------
(2) Neither the present filing nor anything contained herein shall be deemed an admission that any of the Purchasers beneficially owns any Series B Shares or shares of Common Stock.

                                                             Page 11 of 13 Pages

         Apax Managers has the sole power to vote or direct the vote and to dispose or to direct the disposition of all 4,047,617 shares of Common Stock deemed beneficially owned by it.

         (c) Except as described above, no transactions in the securities of the Company were effected by the Filing Persons, or, to their knowledge, any of (w) the Purchasers, (x) the General Partners of the Funds and (y) the persons listed on Schedules A, B or C hereto, during the past sixty days.

         (d) Except for the Purchasers who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by any Filing Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

INVESTMENT MANAGEMENT AGREEMENTS

         Pursuant to the investment management agreements by and among Apax Europe Managers, Apax Europe V GP and the General Partner of the Europe V Funds (the "Investment Management Agreements"), Apax Europe Managers serves as the discretionary investment manager of the portfolio of each of the Europe V Funds with full power and authority to act as manager of the portfolio of each of the Europe V Funds (including the exercise of all of the powers granted to the General Partner of the Europe V Funds pursuant to the partnership agreements of each of the Europe V Funds) and as such manager to manage the portfolio of each of the Europe V Funds to the total exclusion of any other person (but in each case acting under the supervision of the General Partner of the Europe V Funds). Each of the Investment Management Agreements may be terminated by the General Partner of the Europe V Funds at any time.

REGISTRATION RIGHTS AGREEMENT

         On the Closing Date, the Company and the Purchasers entered into the Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company granted the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company, on or prior to the 180th day following the Closing Date, to effect a registration of shares of Registrable Securities (defined below), (ii) to require the Company, at the request of the Purchasers, on three separate occasions to effect a registration of shares of Registrable Securities and (iii) to require the Company to include shares of Registrable Securities then held by the Purchasers in any other registration by the Company of its equity securities under the Securities Act. The Company agreed to pay certain expenses of the Purchasers in connection with such registrations as provided for in the Registration Rights Agreement. "Registrable Securities" means the shares of Common Stock into which the Series B Shares are convertible and any additional shares of Common Stock acquired by a Purchaser by way of a dividend, stock split, preemptive rights, recapitalization or other distribution in respect of the Series B Shares.

                                                             Page 12 of 13 Pages

         The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1       Joint Filing Agreement, dated as of February 12, 2003.

Exhibit 2 Securities Purchase Agreement, dated as of December 16, 2002, by and among the Company, Lehman Brothers Inc. and the Purchasers.

Exhibit 3       Series B Convertible Preferred Stock Certificate of
                Designations.

Exhibit 4       Investors Rights Agreement, dated as of February 12, 2003.

Exhibit 5 Registration Rights Agreement, dated as of February 12, 2003, by and among the Company, Calvin Klein 2001 Revocable Trust, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman, Jonathan Schwartz, and each of the Investors signatory thereto.

                                                             Page 13 of 13 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     APAX PARTNERS EUROPE MANAGERS LIMITED


                                     By: /s/ Clive Sherling
                                         --------------------------------------
                                          Name:   Clive Sherling
                                          Title:  Managing Director



                                     APAX EUROPE V GP CO. LIMITED



                                     By: /s/ Constance A. E. Helyar
                                         --------------------------------------
                                          Name:   Constance A. E. Helyar
                                          Title:  Managing Director



                                     APAX MANAGERS, INC.


                                     By: /s/ David Landau
                                         --------------------------------------
                                          Name:   David Landau
                                          Title:  Vice President

                                   SCHEDULE A

         The name, title and present principal occupation of each director of Apax Partners Europe Managers Limited ("Apax Europe Managers") are set forth below. There are no executive officers of Apax Europe Managers.

         The principal business address of each director of Apax Europe Managers is c/o Apax Partners, Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

         Each director of Apax Europe Managers is a citizen of the United
Kingdom.

            NAME                                 TITLE                          PRINCIPAL OCCUPATION
            ----                                 -----                          --------------------
Ronald Mourad Cohen                            Director         Chairman of Apax Europe Managers and Apax Partners
                                                                Holdings Ltd., a company organized under the laws of
                                                                England, and its subsidiaries (the "Apax Group")

Paul Adrian Barlow Beecroft                    Director         Director of Apax Europe Managers and the Apax Group

Peter David Englander                          Director         Director of Apax Europe Managers and the Apax Group

Clive Richard Sherling                         Director         Director of Apax Europe Managers and the Apax Group

John Phillips McMonigall                       Director         Director of Apax Europe Managers and the Apax Group

Andrew Tobias Michael Wyles                    Director         Director of Apax Europe Managers and the Apax Group

                                   SCHEDULE B

         The name, title and present principal occupation of each director of Apax Europe V GP Co. Limited (the "Apax Europe V GP") are set forth below. There are no executive officers of Apax Europe V GP.

         The principal business address of each director of Apax Europe V GP, except for Clive Sherling, is c/o International Private Equity Services, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GY1 3ZD. Mr. Sherling's principal business address is c/o Apax Partners Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

         Each director of Apax Europe V GP is a citizen of the United Kingdom.


             NAME                TITLE                           PRINCIPAL OCCUPATION
             ----                -----                           --------------------
Clive Richard Sherling         Director         Director of Apax Europe Managers and the Apax Group

Constance A. E. Helyar         Director         Director of International Private Equity Services

Denise Jane Banks              Director         Director of International Private Equity Services

Arthur Jeremy Arnold           Director         Director of International Private Equity Services

                                   SCHEDULE C

         The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. (the "Apax Managers") are set forth below.

         The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, Inc., 445 Park Avenue, 11th Floor,
New York, New York 10022 ("Apax Partners").

         Each director and executive officer of Apax Managers is a citizen of the United States.



       NAME                            TITLE                              PRINCIPAL OCCUPATION
       ----                            -----                              --------------------
Alan J. Patricof              Director, Chairman of the Board         Co-Chairman and General Partner of
                              and President                           Apax Partners

George M. Jenkins             Director and Vice President             General Partner of Apax Partners

Gregory M. Case               Director and Vice President             General Partner of Apax Partners

Salem D. Shuchman             Director and Vice President             General Partner of Apax Partners

David Landau                  Vice President                          General Partner of Apax Partners

Lori Rafield                  Vice President                          General Partner of Apax Partners

Ted Schell                    Vice President                          General Partner of Apax Partners

Paul Vais                     Vice President                          General Partner of Apax Partners

                                   SCHEDULE D

                                                                         NUMBER OF SHARES OF
                                                                        COMMON STOCK THAT SUCH     PERCENTAGE OF
                                                       NUMBER OF         SERIES B SHARES ARE        OUTSTANDING
                   PURCHASER                        SERIES B SHARES        CONVERTIBLE INTO         COMMON STOCK
                   ---------                        ---------------        ----------------        -------------
Apax Europe V-A, L.P.                                4,833.61884               8,631,462                23.7%

Apax Europe V-B, L.P.                                    869.414               1,552,525                 5.3%

Apax Europe V C GmbH & Co. KG                           494.2742                 882,632                 3.1%

Apax Europe V-D, L.P.                                  651.42416               1,163,257                 4.0%

Apax Europe V-E, L.P.                                   648.7906               1,158,554                 4.0%

Apax Europe V-F, L.P.                                  114.13076                 203,804                  .7%

Apax Europe V-G, L.P.                                  114.13076                 203,804                  .7%

Apax Europe V-1, L.P.                                    3.68736                   6,584                 .02%

Apax Europe V-2, L.P.                                    3.86264                   6,897                0.02%

Apax Excelsior, VI, L.P.                               1,936.640               3,458,285                11.1%

Apax Excelsior VI-A C.V.                               158.21332                 282,523                 1.0%

Apax Excelsior VI-B C.V.                               105.62668                 188,619                  .7%

Patricof Private Investment Club III, L.P.              66.18668                 118,190                  .4%

                                    EXHIBIT INDEX

Exhibit 1     Joint Filing Agreement, dated as of February 12, 2003.

Exhibit 2 Securities Purchase Agreement, dated as of December 16, 2002, by and among the Company, Lehman Brothers Inc. and the Purchasers.

Exhibit 3     Series B Convertible Preferred Stock Certificate of Designations.

Exhibit 4 Investors Rights Agreement, dated as of February 12, 2003, by and among the Purchasers and the Company.

Exhibit 5 Registration Rights Agreement, dated as of February 12, 2003, by and among the Company, Calvin Klein 2001 Revocable Trust, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman, Jonathan Schwartz, and each of the Investors signatory thereto.